Upper
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INVEST IN **UPPER**

Saving lives by design

upper.health Wilmington, NC









Highlights

1. Community & Mission Driven
2. Culture & Team

Featured Investors

 **Matthew Straznitskas**
Syndicate Lead

Follow

Invested $25,000



"I believe in the mission of founder Sara Auld and her goal to make everyone healthier. In 2021, Sara founded Upper - A wellness and SaaS C-Corporation delivering wellness and lifestyle medicine all in one place. Similar to an Amazon of health & wellness services, Upper's marketplace is a vehicle to develop healthcare communication software (i.e. referral, prescription, monitoring, and more) between all independent wellness & lifestyle medicine providers and businesses. Upper is a virtually-rooted, natural-first, direct-to-consumer healthcare system selling private-pay care from integrated providers."

 Other investors include <u>Matt Straz</u>, <u>Robert Tyson</u>, <u>Grayson Hanes</u>, <u>Christopher Miller</u>, <u>Andrew Almeter</u>, <u>David Hurlbutt</u>, <u>Patrick Kennedy</u>

Our Team

 **Sara Auld**   Founder & CEO

Personal story / timeline can be seen in powerpoint slide deck.



Michelle Sumrall   Clinical Advisor & COO

Local hospital Manager of Respiratory Therapy, Cardiovascular Diagnostics, and new NHBMC Wellness Center she built from the ground-up. Michelle manages tens of millions in day-to-day hospital financials/budget.



Jeremy Curatola   Provider Network + Retention Advisor

Tenth employee of his department at Namely, with a direct impact on scaling the company to over $500M in valuation.

Redefine Healthcare





www.upper.health

Saving lives by design.



Upper Health Inc. is a Delaware C-Corporation that saves

lives by design.



PROBLEM

The existing American healthcare system is designed to make and keep humanity sick. In fact, it is so far gone, that it is **irreversibly the worst** existing health system on planet Earth. It cannot be rebuilt from.



The existing American healthcare system is designed to make and keep humanity sick. In fact, it is so far gone, that it is **irreversibly the worst** existing health system on planet Earth. **It cannot be rebuilt from.**



SOLUTION

My name is Sara Auld, and I've dedicated my life to developing a *nature-first* healthcare system - from scratch - for the American people; one that *saves lives by foundational design.*

Incidentally founded out of my Nonprofit, newly re-established as the Upper Foundation, Upper was **born good**.



My name is Sara Auld, and I've dedicated my life to developing a nature-first healthcare system - from scratch - for the American people; one that *saves lives by foundational design.*

Incidentally founded out of my 501(c)(3) Nonprofit Corporation (2017), newly re-established as the Upper Foundation, Upper was **born good.**



OUR DESIGN

For the Provider:

Independent brands and providers apply to Upper Health Inc. (C-Corp) to communicate + operate **as one unit** under our admin system-shared: Policies, Procedures, Clinical Protocols, Operational Processes, Referral Tools, Continuing Education, and more. **Our single entity integrates and oversees hundreds of Specialists, supporting them as one clinical team and navigational structure.**




Our design for the Providers: Independent brands and providers ("Specialists") apply to Upper Health Inc. to communicate and operate as one unit under our administrative system-shared: Policies, Procedures, Clinical Protocols, Operational Processes, Referral Tools, Continuing Education, and more. Our single entity integrates and oversees hundreds of Specialists, supporting them at the foundational layer as one clinical team and navigational structure.

Upper's infrastructure creates new patient point of entries and new pathways, providing direction throughout the entire natural healthcare and lifestyle industry.

At the core of our infrastructure, consumer points of entry, and their direction for living, we believe that people don't [always] need medical advice, they need a better life.

By simply AVOIDING sick care businesses, services, products, and environments (unnatural, chemical, lab made, synthetic, produce side effects, etc.) - a simple change in day-to-day direction - Upper creates the long term compound effect for better human health and life. The best part for the consumer? The healthiest decisions are officially effortless; they're everyone's first option.



THE BLUE PRINT
Sick Events > Natural Prescriptions (Rx)
Natural Rx > Lifestyle Medicine
Lifestyle Medicine > Environmental Design Care
Environmental Design Care > Behavior Changes
Behavior Changes > Product Changes
Product Changes > Self-Healing Optimization

1. Sick Events trigger purchases > Upper's natural prescriptions and protocols;

2. Natural protocols are and lead to lifestyle medicine services & routines;

3. After lifestyle medicine care, patients are followed up with and lead to personal environment assessments (home and land), and personal environmental design services (environmental hygiene, design, renovation, homesteading and agriculture landscaping, and more).

4. Environmental design triggers mindless [positive] behavioral changes

5. Patients are then offered product changes via our natural pharmacy

6. Natural pharmacy includes local farm food and grocery services/products, which lead to ultimate and lifelong physiological optimization, and the reduced risk for ever needing western medical interventions (i.e. drugs, surgery, etc.)



OUR DESIGN

For the Patient:

Individual consumers come directly through Upper Medicine P.A. for [first] natural prescriptions/plans and quality care management. Patient-centered & personalized treatments include prescribed services and/or products via our in-network independent brands/providers. Patients are then led to lifelong nature-first lifestyle resources.

Our design for the Patient: Individual consumers (D2C) come through Upper Medicine P.A. for [initial] natural prescriptions/plans, and quality care management. Patient-centered and personalized treatments include prescribed services and/or products via our in-network independent brands and providers (the "Specialists"). Patients are then lead to and through lifelong nature-first lifestyle resources (i.e. all products, home, land, etc.)

THE HUMAN JOURNEY



Initial Clinical Visits


Labs, Imaging, Natural + Traditional Pharmacy
Nature-first & Lifestyle Medicine Services
Natural & Lifestyle Pharmacy Products
Environmental Design Services (Home + Land)
Local Farm Food/Grocery
Phase I Product Road Map.

The Human (Consumer) Journey:

1. SYSTEM ENTRY POINT: **Initial Clinical Visits** - for urgent/pressing needs;
2. Labs, Imaging, and all natural and traditional Pharmacy services/products
3. Nature-first and Lifestyle Medicine Services (In-network Specialists)
4. Natural and Lifestyle Pharmacy products
5. Environmental Design Services (Home + Land)
6. Local Farm Food/Grocery

THE BIGGEST COMPANY IN THE WORLD

Our TAM, SAM, SOM is - without explanation - the biggest in the world. Need more? Click here to read this article by a16z outlining our potential in a $4T market, while naming our competitors... (who we're friends with, by the way).


andreessen horowitz

The Biggest Company in the World

Daisy Wolf and Vijay Pande

SHARE

Posted November 11, 2022

We think the biggest company in the world will be a consumer health tech company.

This may sound crazy to some, but why shouldn't this be true? Four of the top five biggest companies in the world are consumer companies, and healthcare is one of the nation's biggest industries.

In fact, those massive consumer companies—Google, Apple, Facebook, Amazon

The Biggest Company in the World: https://a16z.com/the-biggest-company-in-the-world/

Our TAM, SAM, SOM is - without explanation - the biggest in the world. Need more? **Click here to read this article** by a16z outlining our potential in a $4T market, while naming our competitors... (who we're friends with, by the way).



OUR MODEL

We sell 100% of in-network services + products D2C for a privately negotiated % of every sale (labs, imaging, appointments, and products). Our scalability lies in the internal referral & prescription design of *every* offering. Since 2024, we offer users a monthly membership for discounts on all services and products.



OUR SUCCESS

Through perpetual research + experiments:

- Over 70+ vetted in-network brands;
- Over 130+ locations nationally;
- Estimated between 500 - 1,000 licensed Providers;
- 59 obsessed customers at 310+ transactions (repeats);
- 50 pre-sold Members (*Self-funding Upper Medicine P.A.*)
- ~$60,000 in total sales... *before our first membership draft*

Our Model:

Historically, we sell 100% of the in-network services and products direct-to-consumer (D2C) for a 10% transaction fee of the total cost. By 2025, we are evolving our model to private individually negotiated percentages of every sale (all labs, imaging, appointments, and products), with a minimum requirement of 10%.

Our scalability lies in our infrastructural efficiency: The internal referral and prescription design of *every* offering.

As of 2024, we offer users a monthly membership of $20/mo for discounts on all services and products, and to target monthly recurring revenue (MRR).

Our Success: Through perpetual research and experiments

Note 99% of the below was achieved with only one employee (the Founder)...

- Over 70+ vetted in-network brands

- Over 130+ locations nationally

- Estimated between 500 - 1,000 licensed Providers;

- 59 obsessed customers at 319+ successful payments (repeats)

- 50+ pre-sold Upper Memberships (these are self-funding the launch of Upper Medicine P.A.)

- ~$60,000 in total sales thus far... before that first membership draft.



THE FEEDBACK

"I have never felt more seen and heard. I don't have the right words to truly explain how I feel in this moment. However, **there is no amount of pills or therapy that will ever compete** with the community that Upper has brought to my attention, that is in my corner. I had no clue that this could even exist."

A real patient named Sarah.

"I have never felt more seen and heard. I don't have the right words to truly explain how I feel in this moment. However, there is no amount of pills or therapy that will ever compete with the community that upper has brought to my attention,

that is in my corner. I had no clue that this could even exist."*

- A real patient named Sarah


GO TO MARKET / DISTRIBUTION
Health System Executive Suite w/ Executive Provider Leadership Board
EPLB Process + Engagement Innovation
All Network Process Implementation + Training
Internal ordering, referring, and prescribing
Hospital / Emergency Medicine Integrations
Quality Service as Marketing (Word of Mouth)
Infiltrate all healthcare communication lines
Web, webchats, phones, emails, etc.

Our Go-to-Market is community, relationships, and communications:

1. Health System Executive Suite, inclusive of an Executive Provider Leadership Board ("EPLB")
2. EPLB Process + Engagement Innovation; Provider led engagement and distribution
3. Total Network Process Implementation + Trainings (on-site onboardings / hiring events)
4. Hospital and Emergency Medicine Integrations (Collaborative Care, B2B Payment Contracting for Outsourced Patient Care, Discharge Referrals, etc.)
5. Quality Service as Marketing (Word of Mouth) via customers
6. Infiltrate All Healthcare Communication Lines; we aim to offer more and more administrative support to our in-

to offer more and more administrative support to our in network providers annually, from appointment booking, to front desk and triage of care inquiries, to patient follow up, and more. Such support requires access to care communication lines, as a strategy to first centralize, then triage, for the natural healthcare industry.

BACK TO (OUR) FUTURE

Pills? It's like we never had them...

We're teasing, but the only possible way to build something **better*** is to build it *from scratch*; As an invisible system, that means going back to the time when...

In-Home Hospital	**Research + Education**	**Medical Tourism**	**Pet Healthcare**

   

We're building from scratch, which means building as though America's "traditional" (also known as the *industrialized*) health system never existed. We have to go all the way back to the basics - literally nature. Ironically, this is also what humanity wants *and* needs.

OUR TEAM

Upper represents two separate entities: Upper Health Inc. (C-Corp) and Upper Medicine P.A. (Professional Association). Between the two, we have a team of 12 people, the majority of whom remain loyal and follow Auld from every previous company she held, managed, or was even employed by.



Sara (Auld) Lloyd, CEO
Nature-lover, patient of her industry, theorist, and storyteller.



Michelle Sumrall, COO
Local Hospital Manager and Respiratory Therapist by trade.



Dr. Mario Basegoda, CMO
Local Hospital Internist and early donor of Auld's Nonprofit.



Team of 12


Upper represents and manages it's own entity, as well as Upper Medicine P.A. Between the two, we have a team of 12 people. The majority of whom remain loyal and followed Auld from every previous company and position she held, managed, or was even employed by.

Not a single person on our team came for the money, still fully aware of what the potential is.



THE FOUNDER

A 3x Founder who has set national sales records, Sara (Auld) Lloyd grew up rural in upstate New York with a loving, very homestead family life. They practiced pharmaceutical sobriety using their own natural strengths. Her family's major financial hardship allowed her to begin providing for their unit from age 12, which gave her purpose. Her unwavering love and fascination of people, nature, and their combined super powers - stirred with premature **do-or-die** responsibility - gave her the relentlessness and skills to succeed always. Sara is a first generation college graduate with an obsession for her work.

She permanently resides in Wilmington, NC with her husband, Travis Lloyd, where they enjoy their home, garden, biking, boating, and a debt free lifestyle.

A 3x Founder who has set national franchise records, Sara (Auld) Lloyd is a former Certified Personal Trainer who treated serious to fatal health conditions. She grew up rural in Upstate New York with a loving and very homestead family life.

They practiced pharmaceutical sobriety using their own natural strengths and resources. Her family's major financial hardship allowed her to begin assisting and providing for their unit from the age of 12, which gave her purpose.

Her unwavering love and fascination of people, nature, and

their combined super powers - stirred with premature **do-or-die** responsibility - gave Sara the relentlessness and skills to succeed always. She is a first generation college graduate with an obsession for her work.

She permanently resides in Wilmington, NC with her husband, Travis Lloyd, the Regional Vice President of Lower Local (www.lower.com), where they enjoy their home, garden, biking, boating, and a proud debt free lifestyle.

WE'VE RAISED $210,000.00 PRE-SEED ON A SAFE,
FROM INVESTORS WE LOVE.

ASK TO INVEST

CEO@ONTHEUPPER.COM

$7M VALUATION CAP | 20% DISCOUNT

The below terms apply to 100% of every investor we have ever raised from, and are the same terms for this round:

- Simple Agreement for Future Equity (SAFE)

- $7,000,000.00 Valuation Cap

- 20% Discount

ASK BEFORE YOU INVEST. We meet with all of our investors and are very choosey about who we allow into such a huge mission where character, morals, integrity, agenda, and aligned beliefs are the most important thing for our future. We are solely focused on success through good future. We are solely focused on success through good people.